Exhibit 99.29

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2010 (the “Form 40-F”), I, Marcelo Trujillo, MAusIMM of Metalica Consultores S.A., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report for Gualcamayo Project, San Juan, Argentina, Report for NI 43-101 pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 25, 2011  (the “Report”) and to the inclusion of references to and summaries of the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

METALICA CONSULTORES S.A.

By:	/s/ Marcelo Trujillo
Name:	Marcelo Trujillo, MAusIMM
Title:	Mining Engineer

Date: March 31, 2011